March 30, 2023	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549 Attn: Ms. Valerie Lithotomos Mr. Ryan Sutcliffe
Re: Nuveen Short Duration Credit Opportunities Fund (the “Registrant”) File No. 811-22518

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on March 24, 2023 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Registrant on March 16, 2023 (the “Proxy Statement”) in connection with the proposed merger of the Registrant with and into a wholly-owned subsidiary of Nuveen Floating Rate Income Fund (the “Acquiring Fund”). This is part of a broader transaction involving the mergers of Nuveen Senior Income Fund (“Senior Income”), Nuveen Floating Rate Income Opportunity Fund (“Floating Rate Income Opportunity” and, collectively with Senior Income and the Registrant, the “Target Funds”) and the Registrant with and into a wholly-owned subsidiary of the Acquiring Fund. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a Definitive Proxy Statement on Schedule 14A concurrently herewith to complete missing information and to address the comments of the staff.

1.

Comment:    We note that a Form N-14 registration statement has been filed by the Acquiring Fund in connection with the proposed mergers and that the staff has provided disclosure and accounting comments on that filing. Please ensure that changes made to the Form N-14 registration statement in response to those comments, as applicable, are also reflected in the Definitive Proxy Statement to be filed by the Registrant.

Response:    For the staff’s information, the Registrant confirms that appropriate conforming changes will be reflected in the Definitive Proxy Statement to be filed by the Registrant.

2.

Comment:    We note that, in addition to the Proxy Statement filed by the Registrant, the other Target Funds have separately filed preliminary proxy statements on Schedule 14A in connection with the proposed mergers that are substantively identical to the Proxy Statement. Please ensure that changes made to the Proxy Statement in response to these comments, as applicable, are also reflected in the definitive proxy statements on Schedule 14A filed by the other Target Funds.

222 North LaSalle Street   |   Chicago, Illinois 60601   |   T +1 312 609 7500   |   F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

March 30, 2023

Response:    For the staff’s information, the Registrant confirms that appropriate changes will be reflected in the definitive proxy statements on Schedule 14A filed by the other Target Funds.

3.	Comment: Please confirm supplementally that the Proxy Statement in all cases accurately states that each merger is not contingent on the closing of any other merger.

Response:    The Registrant confirms that the Proxy Statement in all cases accurately states that each merger is not contingent on the closing of any other merger.

4.

Comment:    In the Q&A on page (ii), in the response to the question “Why has each Fund’s Board recommended the Merger proposals?,” the Registrant refers to lower net operating expenses (excluding the cost of leverage) as a potential benefit to common shareholders of the Registrant assuming completion of each merger. Please explain supplementally the rationale for excluding the cost of leverage and include cross references to disclosures in the Proxy Statement that present pro forma expense ratios both including and excluding the cost of leverage. The staff acknowledges that it made a similar comment in its review of the Form N-14 registration statement filed by the Acquiring Fund in connection with the mergers.

Response:    The Q&A is a summary of the more detailed Board considerations included in the Proxy Statement. The Board considers net operating expenses (excluding leverage) when evaluating fund combinations because the net operating expenses (excluding leverage expenses) reflect the operational cost savings of the mergers. Leverage costs are generally viewed as a financing cost and differences in cost among the Funds may reflect prevailing conditions when the arrangement was executed. Leverage costs are evaluated taking into account both costs and investment return. The Proxy Statement includes a cross reference to the Comparative Fee Tables, which present pro forma total expense ratios including the costs of leverage. Please note that the Acquiring Fund provided a substantively identical explanation to the staff and related cross-reference in the Form N-14 registration statement of the Acquiring Fund with respect to this comment.

5.

Comment:    In the Q&A on page (iv), in the response to the question “Will holders of TFP Shares of the Funds have to pay any fees or expenses in connection with the Mergers?,” the Registrant states that preferred shareholders of the Registrant will not bear any costs of the mergers. Please explain supplementally why preferred shareholders do not bear any of the costs of the mergers.

Response:    For the information of the staff, preferred shareholders do not bear the costs of the mergers because preferred shares are redeemed at their liquidation preference and not at net asset value.

6.

Comment:    In the Q&A on page (iv), in the response to the question “Will holders of TFP Shares of the Funds have to pay any fees or expenses in connection with the Mergers?,” the Registrant states that common shareholders of the Registrant will still bear the costs of the mergers if they are not consummated, but does not disclose that the costs are expected to be lower if the mergers are not consummated. Please explain supplementally why the costs of the mergers are not estimated to be lower if the mergers are not consummated.

March 30, 2023

Response:    For the information of the staff, a material amount of the costs associated with the mergers relate to the solicitation of shareholder votes, including but not limited to preparation of proxy materials, common share registration statements and offering materials with respect to preferred shares, printing costs and mailing charges, other costs associated with solicitation and shareholder meetings, etc. Accordingly, the Registrant does not believe it would be accurate to suggest that the costs of the mergers may be materially lower if the mergers are not consummated.

7.

Comment:    Please include in the Q&A a brief discussion relating to the aggregation and sale of fractional shares of the Acquiring Fund issued in connection with the mergers or a cross reference to the appropriate disclosure in the body of the Proxy Statement.

Response:    Given the Proxy Statement is being delivered solely to preferred shareholders, the Registrant does not believe that additional disclosure regarding the aggregation and sale of fractional common shares is appropriate. The Acquiring Fund will make this requested change in the in the Form N-14 registration statement.

8.

Comment: Please include in the Q&A a brief discussion relating to the fact that preferred shareholders of the Target Funds will hold a smaller percentage of outstanding preferred shares of the combined fund upon completion of the mergers or a cross reference to the appropriate disclosure in the body of the Proxy Statement.

Response:    The Registrant notes that the requested disclosure is already included in the Q&A on page (ii), in the response to the question “How will holders of TFP Shares be affected by the Mergers?”.

If you have any questions regarding this response, please contact the undersigned at (312) 609-7816 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely, /s/ Cody J. Vitello Cody J. Vitello Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.